

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2015

<u>Via E-mail</u>
Ms. JJ Fueser
UNITE HERE
243 Golden Gate Avenue
San Francisco, CA 94102

     Re: Hospitality Properties Trust
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed April 30, 2015 by UNITE HERE
           File No. 001-11527

Dear Ms. Fueser:

     We have reviewed your filing and have the following comment.

<u>General</u>

1.   Please refrain from stating that the company "took advantage" of the Division's determination to express no views on the application of Rule 14a-8(i)(9) during the current proxy season, or further clarify your meaning in this regard in future filings. The statement improperly implies that the Division would have expressed a particular view with respect to exclusion of your proposal.

     You may contact me at (202) 551-3503 if you have any questions regarding our comment.

                        Sincerely,

                        /s/ David L. Orlic

                        David L. Orlic
                        Special Counsel
                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Andrew Kahn, Esq.
        Davis, Cowell & Bowe, LLP